Exhibit V to the Separate Series of the Amended and Restated Managed Portfolio Series Custody Agreement

Name of Series	Date Added
Green Square Equity Income Fund	on or after November 16, 2016

Custody Services Fee Schedule at November, 2016

Annual Fee Based Upon Market Value per Fund*
[…] basis point on average daily market value of all long securities and cash held in the portfolio
Minimum annual fee per fund – $[…]
Plus portfolio transaction fees

Portfolio Transaction Fees
$[…]	– Book entry DTC transaction, Federal Reserve transaction, principal paydown
$[…]	– Repurchase agreement, reverse repurchase agreement, time deposit/CD or other non-depository transaction
$[…]	– Option/SWAPS/future contract written, exercised or expired
$[…]	– Mutual fund trade, Margin Variation Wire and outbound Fed wire
$[…]	– Physical security transaction
$[…]	– Check disbursement (waived if U.S. Bancorp is Administrator)

A transaction is a purchase/sale of a security, free receipt/free delivery, maturity, tender or exchange.

Miscellaneous Expenses
Including but not limited to expenses incurred in the safekeeping, delivery and receipt of securities, shipping, transfer fees, deposit withdrawals at custodian (DWAC) fees, SWIFT charges and extraordinary expenses based upon complexity.

Additional Services
Additional fees apply for global servicing.
$[…] per Sub Advisor or Segregated custody account per year
No charge for the initial conversion free receipt.
Overdrafts – charged to the account at prime interest rate plus […] unless a line of credit is in place.

* Subject to annual CPI increase – All Urban Consumers – U.S. City Average.
Fees are calculated pro rata and billed monthly.

Advisor’s Signature below acknowledges approval of the domestic and global fee schedules on this Exhibit V.

Green Square Capital Asset Management, LLC

By: /s/ Richard Finch

Printed Name:  Richard Finch

Title: President and CCO                               Date: 11/22/2016

Exhibit V (continued) to the Separate Series of the Amended and Restated Managed Portfolio Series Custody Agreement

Additional Global Sub-Custodial Services Annual Fee Schedule at November, 2016

[…]

A monthly base fee per account (fund) will apply based on the number of foreign securities held.
▪	1–25 foreign securities: $[…] ; 26–50 foreign securities: $[…] ; Over 50 foreign securities: $[…]
▪
Euroclear – Eurobonds only.  Eurobonds are held in Euroclear at a standard rate, but other types of securities (including but not limited to equities, domestic market debt and mutual funds) will be subject to a surcharge.  In addition, certain transactions that are delivered within Euroclear or from a Euroclear account to a third party depository or settlement system, will be subject to a surcharge.

▪	For all other markets specified in above grid, surcharges may apply if a security is held outside of the local market.

Miscellaneous Expenses
▪	Tax reclaims that have been outstanding for more than 6 (six) months with the client will be charged $[…] per claim.
▪
Charges incurred by U.S. Bank, N.A. directly or through sub-custodians for account opening fees, local taxes, stamp duties or other local duties and assessments, stock exchange fees, foreign exchange transactions, postage and insurance for shipping, facsimile reporting, extraordinary telecommunications fees, proxy services and other shareholder communications, recurring administration fees or other expenses which are unique to a country in which the client or its clients is investing will be passed along as incurred.

▪
A surcharge may be added to certain Miscellaneous expenses listed herein to cover handling, servicing and other administrative costs associated with the activities giving rise to such expenses.  Also, certain expenses are charged at a predetermined flat rate. SWIFT reporting and message fees.